EXHIBIT 99.2

VOTE ON INTERNET
Go to http://www.vstocktransfer.com/proxy
Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. EDT on September 5, 2022.

CONTROL #

VOTE BY EMAIL
Mark, sign and date your proxy card and return it to vote@vstocktransfer.com.

* SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999-9999	VOTE BY MAIL
Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE BY FAX
Mark, sign and date your proxy card and return it to 646-536-3179.

VOTE AT MEETING
If you would like to attend the Extraordinary General Meeting to be held on September 6, 2022 at 8:00 p.m. local time (8:00 a.m. Eastern Time) at Room 12A05, Block A, Boya International Center, Building 2, No. 1 Courtyard, Lize Zhongyi Road Chaoyang District, Beijing, China 100102

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Extraordinary General Meeting Proxy Card - Infobird Co., Ltd

▼   DETACH PROXY CARD HERE TO VOTE BY MAIL    ▼

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 1 AND 2.

1.	To consider and approve by an ordinary resolution that every 5 ordinary shares of a par value of US$0.001 each (the “Ordinary Shares”) in the authorized share capital of the Company (including issued and unissued share capital) be consolidated into 1 Ordinary Share of a par value of US$0.005 each with effect from September 9, 2022 (the “Share Consolidation”); such that immediately following the Share Consolidation, the authorized share capital of the Company will be US$50,000 divided into 10,000,000 shares of par value of US$0.005 each, all of which are designated as Ordinary Shares.

☐ VOTE FOR	☐ VOTE AGAINST	☐ ABSTAIN

2.	To consider and approve by a special resolution the Amendment and Restatement of the Company’s Memorandum and Articles of Association in the form of Second Amended and Restated Memorandum and Articles of Association attached as Annex B to the Proxy Statement to reflect the above Share Consolidation; and that the Second Amended and Restated Memorandum and Articles of Association be adopted as the Memorandum and Articles of Association of the Company, to the exclusion of the existing Amended and Restated Memorandum and Articles of Association with effect from September 9, 2022. The registered office provider of the Company shall be instructed to file the Second Amended and Restated Memorandum and Articles of Association with the Registrar of Companies in the Cayman Islands and to do and complete all other matters ancillary to such filing as may be necessary or desirable in order to give effect to amendment of the Memorandum and Articles of Association in the Cayman Islands.

☐ VOTE FOR	☐ VOTE AGAINST	☐ ABSTAIN

Date	Signature	Signature, if held jointly

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at the right and indicate your new address: ☐

*SPECIMEN*	AC:ACCT9999	90.00

INFOBIRD CO., LTD

Extraordinary General Meeting of Shareholders

September 6, 2022

INFOBIRD CO., LTD

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Yimin Wu with full power of substitution and power to act alone, as proxies to vote all the Ordinary Shares which the undersigned would be entitled to vote if personally present and acting at the Extraordinary Meeting of Shareholders of Infobird Co., Ltd to be held on September 6, 2022 at 8:00 p.m. local time, at Room 12A05, Block A, Boya International Center, Building 2, No. 1 Courtyard, Lize Zhongyi Road Chaoyang District, Beijing, China 100102 or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

THIS PROXY WILL BE VOTED IN ACCORDANCE WITH SPECIFICATION MADE, BUT IF NO CHOICES ARE INDICATED, THIS PROXY WILL BE VOTED FOR THE PROPOSALS LISTED ON THE REVERSE SIDE AND IN THE CASE OF OTHER MATTERS THAT LEGALLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS THEREOF.

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE

(Continued and to be signed on Reverse Side)